Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258340

PROSPECTUS SUPPLEMENT NO. 14
(to prospectus dated August 10, 2021)

Up to 19,300,751 Shares of Class A Common Stock Issuable Upon the Exercise of Warrants Up to 77,272,414 Shares of Class A Common Stock Up to 8,014,500 Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on August 18, 2022 (the “Current Report”) other than the information included in Item 7.01, Exhibit 99.1 and Exhibit 99.2, which was furnished not filed with the SEC. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 19,300,751 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (i) up to 8,014,500 shares of Class A Common Stock that are issuable upon the exercise of 8,014,500 warrants (the “private placement warrants”) issued in a private placement in connection with the initial public offering of Decarbonization Plus Acquisition Corporation (“DCRB”) and upon the conversion of a working capital loan by the Sponsor (as defined in the Prospectus) to DCRB and (ii) up to 11,286,251 shares of Class A Common Stock that are issuable upon the exercise of 11,286,251 warrants originally issued in DCRB’s initial public offering. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus, or their permitted transferees, of (i) up to 77,272,414 shares of Class A Common Stock (including up to 5,293,958 shares of Class A Common Stock issuable upon the satisfaction of certain triggering events (as described in the Prospectus) and up to 326,048 shares of Class A Common Stock that may be issued upon exercise of the Ardour Warrants (as defined in the Prospectus)) and (ii) up to 8,014,500 private placement warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on the Nasdaq Global Select Market under the symbols “HYZN” and “HYZNW,” respectively. On August 18, 2022 the closing price of our Class A Common Stock was $2.30 and the closing price for our public warrants was $0.34.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 18, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 18, 2022
___________________________________

Hyzon Motors Inc.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware	001-3962	82-2726724
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
475 Quaker Meeting House Road Honeoye Falls, NY		14472
(Address of principal executive offices)		(Zip Code)
(585)-484-9337
(Registrant's telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $.001 per share	HYZN	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	HYZNW	NASDAQ Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company  ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On August 16, 2022, Hyzon Motors Inc. (the "Company") filed a Notification of Late Filing on Form 12b-25, indicating that the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022 (the "Form 10-Q") would be delayed.

The Company received a notice (the "Notice") on August 16, 2022, from the Nasdaq Listing Qualifications Department ("Nasdaq") indicating that the Company was not in compliance with the timely filing requirement for continued listing under Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic reports with the Securities and Exchange Commission.

The Notice will have no immediate effect on the listing or trading of the Company’s common stock, although there can be no assurances that further delays in the filing of the Form 10-Q will not have an impact on the listing or trading of the Company’s common stock. Nasdaq indicated that the Company must submit a plan within 60 calendar days from August 16, 2022, or no later than October 14, 2022, addressing how it intends to regain compliance with Nasdaq's listing rules. If Nasdaq accepts the Company's plan, it may grant the Company an extension of up to 180 calendar days from the Form 10-Q original filing due date, or until February 13, 2023, to regain compliance. The Company is working diligently to complete the Form 10-Q and intends to file as soon as practicable.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On August 4, 2022, the Audit Committee of the Board of Directors of the Company (the “Board”), based on the recommendation of management, determined that the Company's previously issued financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (including the consolidated balance sheet of Hyzon Motors Inc. and subsidiaries as of December 31, 2021, and the related consolidated statement of operations and comprehensive loss, consolidated statement of changes in stockholders’ equity, and consolidated statement of cash flows for the year ended December 31, 2021) and the Company's previously issued financial statements included in the Company’s Quarterly Report on Form 10-Q for the three month period ended March 31, 2022 (including the consolidated balance sheet of Hyzon Motors Inc. and subsidiaries as of March 31, 2022, and the related consolidated statement of operations and comprehensive loss, consolidated statement of changes in stockholders’ equity, and consolidated statement of cash flows for the three month period ended March 31, 2022) (collectively, the "Non-Reliance Periods") should no longer be relied upon as a result of the information contained in Item 2.02 of the Current Report on Form 8-K that was filed on August 4, 2022. On August 17, 2022, the Audit Committee of the Board, based on the recommendation of management, determined that the Company's previously issued financial statements require restatement.

On August 17, 2022, the Company's independent registered public accounting firm, KPMG LLP, advised the Company that, in light of the Audit Committee's determination of a need for restatement, its audit report issued for the financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 should no longer be relied upon.

The Company intends to restate the consolidated financial statements relating to the Non-Reliance Periods, as soon as practicable, upon the conclusion of the investigation into revenue recognition timing, presentation, internal controls and procedures, primarily pertaining to its China operations. While the investigation is still ongoing, based on the facts and circumstances known to date, the Company currently anticipates that the primary impact of the restatement will be a deferral of a significant portion of the revenue and expense recognized by the Company’s China operations for the quarter ended December 31, 2021, to a later period. The Company is also analyzing the associated timing and presentation of revenue recognized for the quarter ended December 31, 2021 and the quarter ended March 31, 2022.

Additionally, the Company determined that there has been an impairment of its investment in Global NRG H2 Limited, a New Zealand corporation, totaling the carrying value, which was approximately $2.5 million as of June 30, 2022. The Company is in the process of evaluating the appropriate timing of which period such impairment should be reflected.

Management previously reported a material weakness in the Company's internal control over financial reporting in its previously issued financial statements filed on Form 10-K for the year ended December 31, 2021 and on Form 10-Q for the three month period ended March 31, 2022. The existing material weakness related to the identification of limited resources and business processes necessary to ensure the appropriate segregation of duties and effective review procedures with respect to the processing and recording of financial transactions, as well as an appropriate level of control oversight over the financial statement reporting process. Management is assessing the effect of the control deficiencies associated with the matters underlying the revenue recognition issues and planned restatement, and anticipates identifying and reporting one or more material weaknesses as the investigation progresses and the restatement is finalized.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Current Report on Form 8-K with KPMG LLP, the Company’s independent registered public accounting firm.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 17, 2022, the Company announced changes to its executive management team.

Effective immediately, the Board has appointed Parker Meeks as the President and Interim Chief Executive Officer of the Company, replacing Mr. Craig Knight, who is departing from both his role as Chief Executive Officer and as director of the Company. Mr. Meeks will assume full responsibility for day-to-day management of all business lines and functions and will report to the Board. The Board expects to initiate both an external and internal search for a permanent Chief Executive Officer shortly.

Mr. Meeks, age 41, has served as Chief Strategy Officer of the Company since June 2021. From November 2018 to January 2021, Mr. Meeks served as President, Infrastructure Sector for TRC Companies, a design and construction management business in transportation, renewable energy and water resources end markets. Prior to that, from February 2012 to October 2018, Mr. Meeks served as Partner of McKinsey & Company, a global management consulting services company that Mr. Meeks joined in July 2005. Mr. Meeks served as the Managing Partner of McKinsey & Company’s Houston office from June 2013 to June 2016. Mr. Meeks holds an M.B.A. in Finance from William Marsh Rice University and a B.S. in Electrical Engineering from Columbia University.

Mr. Meeks does not have a direct or indirect material interest in any transaction with the Company that requires disclosure pursuant to Item 404(a) of Regulation S-K, and there is no arrangement or understanding between Mr. Meeks and any other person pursuant to which Mr. Meeks was selected to serve as Hyzon’s Interim Chief Executive Officer. Mr. Meeks is not related to any member of the Board or any executive officer of the Company.

Additionally, effective immediately, George Gu is transitioning from his role as the Executive Chairman of the Company to the role of non-Executive Chairman of the Board. All of Mr. Gu’s operational and management decision making authority will become the responsibility of the Interim Chief Executive Officer, Mr. Meeks. In his role as non-executive Chairman, Mr. Gu will remain available to provide strategic counsel to Mr. Meeks, specifically in connection with R&D initiatives.

Any changes to Mr. Meeks' compensation as a result of his appointment will be determined by the Board at a later date.

Item 7.01 Regulation FD Disclosure.

On August 17, 2022, the Company issued press releases announcing receipt of the Notice and changes to the executive management team. A copy of the press releases are furnished as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference in this Item 7.01.

The information contained in this Item 7.01, including in Exhibit 99.1 and Exhibit 99.2 attached hereto, is “furnished” and not “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. Such information shall not be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, except to the extent such other filing specifically incorporates such information by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release, dated August 17, 2022, issued by the Company.
99.2	Press Release, dated August 17, 2022, issued by the Company.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HYZON MOTORS INC.

Date: August 18, 2022	By:	/s/ Samuel Chong
	Name:	Samuel Chong
	Title:	Chief Financial Officer

News release

Hyzon Motors Announces Receipt of Notice from Nasdaq Regarding Late Filing of Quarterly Report on Form 10-Q

ROCHESTER, N.Y. – August 17, 2022 – Hyzon Motors Inc. (NASDAQ: HYZN), today announced that it has received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that because the Company has not yet filed its second quarter report on Form 10-Q for the quarter ended June 30, 2022 (the “Form 10-Q”), the Company is no longer in compliance with Nasdaq Listing Rule 5250(c) (1), which requires listed companies to timely file all required periodic reports with the Securities and Exchange Commission (the “SEC”).

The notification letter has no immediate effect on the listing or trading of the Company’s common stock on the Nasdaq Global Select Market. Nasdaq indicated that the Company must submit a plan within 60 calendar days from August 16, 2022, or no later than October 14, 2022, addressing how it intends to regain compliance with Nasdaq’s listing rules. If Nasdaq accepts the Company’s plan, it may grant the Company an extension of up to 180 calendar days from the Form 10-Q original filing due date, or until February 13, 2023, to regain compliance. The Company previously discussed the circumstances behind the late filing of the Form 10-Q in the Notification of Late Filing on Form 12b-25 (the “Notification”), filed with the SEC on August 16, 2022. The Company’s management is working diligently to complete the Form 10-Q and intends to file the Form 10-Q as soon as practicable, but does not expect to do so within the timeframe specified by Rule 12b-25 for the reasons discussed in the Notification.

About Hyzon

Hyzon is a global leader in fuel cell electric mobility, with US operations in the Rochester, Chicago and Detroit areas, and international operations in the Netherlands, China, Australia, and Germany. Hyzon is an energy transition accelerator and technology innovator, providing end-to-end solutions in the transport sector with a focus on commercial vehicles and hydrogen supply infrastructure. Utilizing its proven and proprietary hydrogen fuel cell technology, Hyzon aims to supply zero-emission heavy duty trucks and buses to customers in North America, Europe and around the world to mitigate emissions from diesel transportation, which is one of the single largest sources of carbon emissions globally. The Company is contributing to the escalating adoption of fuel cell electric vehicles through its demonstrated technology advantage, leading fuel cell performance and history of rapid innovation. Visit www.hyzonmotors.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Hyzon disclaims any duty to update any forward -looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Hyzon cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Hyzon, including risks and uncertainties described in the “Risk Factors” section of Hyzon’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2022, our Amended Registration Statement on Form S-1 filed with the SEC on April 6, 2021, and other documents filed by Hyzon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Hyzon gives no assurances that Hyzon will achieve its expectations.

Media contacts
Hyzon Motors
hyzon@kivvit.com

For investors:
Darla Rivera
Hyzon Motors Inc
IR@hyzonmotors.com

News release

HYZON MOTORS ANNOUNCES LEADERSHIP TRANSITION
Parker Meeks Appointed President and Interim Chief Executive Officer; Replacing Craig Knight
George Gu Transitions to Non-Executive Chairman

ROCHESTER, N.Y., August 17, 2022 - Hyzon Motors Inc. (NASDAQ: HYZN) (“Hyzon” or “the Company”), a leading global supplier of zero-emission fuel cell electric heavy-duty vehicles, today announced the Company’s Board of Directors has appointed Parker Meeks, most recently Hyzon’s Chief Strategy Officer, as President and Interim Chief Executive Officer, effective immediately, replacing Craig Knight who is also departing from his role as a director of the Company. Mr. Meeks will assume full responsibility for day-to-day management of all business lines and functions reporting to the Company’s Board of Directors (the “Board”). The Board plans to initiate a search to identify potential external and internal candidates to serve as the Company’s next CEO.

“Parker Meeks has the depth and breadth of experience in the energy, infrastructure, and transportation sectors to provide the leadership and operational expertise Hyzon needs at this critical juncture in the global energy transition. The Board is confident Mr. Meeks brings the right skillset that we need at this time,” commented Elaine Wong, Hyzon’s Lead Independent Director.

“I am honored that the Board has entrusted me to lead Hyzon,” said Parker Meeks. “My priority is to ensure the Company’s manufacturing capacity is in place with the ability to scale production efficiently. I believe our core fuel cell technology is a distinct competitive advantage, that will allow us to innovate and introduce high-performance vehicles that support the transition to clean energy.”

Additionally, George Gu has transitioned from his executive role with the Company to the non-executive Chairman of the Board. In his role as non-executive Chairman, Mr. Gu will remain available to provide strategic counsel to Mr. Meeks specifically related to R&D initiatives.

About Parker Meeks

Parker Meeks has nearly two decades of experience supporting businesses in the energy, infrastructure, and transportation sectors, including development of emerging energy technologies and supply networks. He has served as our Chief Strategy Officer since June 2021. From November 2018 to January 2021, Mr. Meeks served as President, Infrastructure Sector for TRC Companies, a design and construction management business in transportation, renewable energy and water resources end markets. Prior to that, from February 2012 to October 2018, Mr. Meeks served as Partner of McKinsey & Company, a global management consulting services company that Mr. Meeks joined in July 2005. Mr. Meeks served as the Managing Partner of McKinsey & Company’s Houston office from June 2013 to June 2016. Mr. Meeks holds an M.B.A in Finance from William Marsh Rice University and a B.S. in Electrical Engineering from Columbia University.

About Hyzon Motors

Hyzon is a global leader in fuel cell electric mobility, with US operations in the Rochester, Chicago and Detroit areas, and international operations in the Netherlands, China, Australia, and Germany. Hyzon is an energy transition accelerator and technology innovator, providing end-to-end solutions in the transport sector with a focus on commercial vehicles and hydrogen supply infrastructure. Utilizing its proven and proprietary hydrogen fuel cell technology, Hyzon aims to supply zero-emission heavy duty trucks and buses to customers in North America, Europe and around the world to mitigate emissions from diesel transportation, which is one of the single largest sources of carbon emissions globally. The Company is contributing to the escalating adoption of fuel cell electric vehicles through its demonstrated technology advantage, leading fuel cell performance and history of rapid innovation. Visit www.hyzonmotors.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Hyzon disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Hyzon cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Hyzon, including risks and uncertainties described in the “Risk Factors” section of Hyzon’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2022, our Amended Registration Statement on Form S-1 filed with the SEC on April 6, 2021, and other documents filed by Hyzon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Hyzon gives no assurances that Hyzon will achieve its expectations.

Media contact:
Hyzon Motors
hyzon@kivvit.com

For investors:
Darla Rivera
Hyzon Motors Inc
IR@hyzonmotors.com